07028272

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

November 19, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Interim Financial Statements for the Third Quarter Ended September 20, 3007;

2. Interim MD&A for the Third Quarter Ended September 20, 3007;

3. Form 52-109F2 – Certification of Interim Filings – CEO dated November 12, 2007; and

4. Form 52-109F2 – Certification of Interim Filings – CFO dated November 12, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

dw 11/29

G:\058383\0019\Letter to Sec and Exch Comm 10.doc

File No. 82-34785

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2007

signed "Allen J. Bey"
Allen J. Bey
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration, development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated November 12, 2007 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 and the audited consolidated financial statements for the 12 months ended December 31, 2006. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the 12 months ended December 31, 2006.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ("boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, changes in regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on August 9, 2007 for projected 2007 results and preliminary results for 2008 after announcing the acquisition of Greenbank Energy Ltd. ("Greenbank"). The Company is updating its guidance for 2007 and 2008 as a result of completing the acquisition of Greenbank on September 28, 2007, the change in commodity prices and foreign exchange rates, and an updated capital budget which reflects timing and cost of tie-in activities in the West Central core area and expected operations in light of the new royalty regime announced October 25, 2007 and current forecasts for commodity prices.

This forecast assumes for 2007 that in addition to the 15 (11.3 net) wells drilled so far this year an additional 1 (0.7 net wells) will be drilled in the West Central core area in December. Operations to tie-in approximately 500 boe per day of gas production from the Musreau and Kakwa properties in the West Central core area have commenced in the fourth quarter of 2007; however, we expect most of the production to now come on during the first quarter of 2008 instead of late in 2007. This delay will impact our 2007 exit rates but have little effect on 2007 and 2008 average production rates as the timing is slipping over year-end by a few months. Given the weakness in gas prices and pending royalty rate changes in Alberta, capital spending has been reduced in 2007 to about $26 million from $28 million. We have also reduced capital spending in 2008 by $3 million to $24 million. Some of the wells anticipated to be drilled in the fourth quarter and in 2008 have now been deferred in light of our new price forecast. Our commodity and exchange rate forecasts have also been updated due to the recent strength in oil prices and the Canadian dollar versus the US dollar and for the weakness in AECO gas prices. The tables below provide our new guidance and economic assumptions for 2007 and 2008.

Date of Guidance Period	Nov 12, 2007 2007	Aug 9, 2007 2007	Change	Nov 12, 2007 2008	Aug 9, 2007 2008	Change
Production (boe/d)						
Annual	2,150 – 2,250	2,200 – 2,400	(4)%	3,200 – 3,400	3,300 – 3,500	(3)%
Exit	2,600 – 2,800	3,100 – 3,300	(16)%	3,700 – 3,900	3,800 – 4,000	(3)%
Funds from Operations						
Annual - $	$15 million	$15 million	0%	$22 million	$26 million	(15)%
Annual - $/share	$0.71	$0.71	0%	$0.86	$1.01	(15)%
Capital Budget		(approved)		(approved)	(preliminary)	
Expenditures	$26 million	$28 million	(7)%	$24 million	$27 million	(11)%
Wells Drilled	16	18 – 20	(16)%	18 – 22	23 – 27	(20)%
Total Year End Debt	$29 million	$31 million	(6)%	$31 million	$32 million	(3)%
Pricing	(Oct to Dec)	(Oct to Dec)		(Annual)	(Annual)	
Oil – WTI	US$85.00/bbl	US$70.00/bbl	21%	US$75.00/bbl	US$70.00/bbl	7%
Gas – AECO	$6.25/mcf	$6.67/mcf	(6)%	$6.75/mcf	$7.00/mcf	(4)%
Cdn/US dollar	1.05	0.95	11%	1.00	0.95	5%

As a result of the changes above cash flow is essentially unchanged in 2007 but is reduced by about 15% in 2008 due to a lower gas price forecast at AECO. The increase in US WTI price for oil is essentially offset by the strengthening Canadian dollar. Debt levels peak in the first quarter of 2008 at approximately $34 million as capital spending is weighted to winter access activities occurring in the West Central core area. The resulting debt to funds from operations ratio (based on annualized quarterly funds from operations) also peaks to 1.7 for the fourth quarter of 2007 (based on funds from operations of $4.5 million) and the first quarter of 2008 (based on funds from operations of $5 million). However this ratio drops below our 1.5 to 1 target to 1.25 to 1 in the fourth quarter of 2008 and averages 1.4 for 2008 on an annual basis.

Production

Production by Product	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Gas (mcf/d)	3,669	3,350	10%	3,549	7,396	(52)%
Oil (bbl/d)	195	167	17%	218	170	28%
Heavy Oil (bbl/d)	1,079	835	29%	1,151	665	73%
NGL (bbl/d)	79	53	49%	78	61	27%
boe/d (6:1)	1,965	1,613	22%	2,039	2,129	(4)%

Production by Area	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 06/30/07	9 Months Ended 09/30/06	Quarterly Change
West Central Alberta (boe/d)	471	467	1%	508	1,080	(53)%
Plains (boe/d)	1,080	838	29%	1,152	617	87%
Other (boe/d)	415	308	35%	379	432	(13)%
boe/d (6:1)	1,965	1,613	22%	2,039	2,129	(4)%

The heavy oil wells drilled in the last half of 2006 and to date in 2007 have significantly contributed to the 22% quarter over quarter production increase, despite the gas migration issue that occurred. During the third quarter of 2007 our heavy oil production was initially reduced by about 300 boe per day at Edam as gas migrated into the productive zone. The affected wells were worked over and approximately 100 boe per day of production was restored in September. Some of the affected wells are being tied into a gas conversation system along with a new gas well that was drilled during the third quarter. The gas conservation system is expected to be operational during the fourth quarter of 2007 and additional heavy oil production should be restored. The well recompletions at the Medicine River property in the third quarter of 2006 have also contributed to increased gas and light oil production.

For the nine months ended September 30, 2007 production decreased 4% compared to the prior year period, as the increases discussed above were more than offset by the disposition of approximately 840 boe per day in the third quarter of 2006.

The Greenbank acquisition was closed September 28, 2007 and no production has been included in our third quarter results. Greenbank is expected to contribute approximately 500 boe per day (90% gas weighted) of production in fourth quarter. The start-up of the gas plant expansion in Musreau will temporarily reduce our production from this area for about one month during the fourth quarter of 2007. Production from new wells in the area are being tied-in however most of this new production is now not expected to be on stream until the first quarter of 2008 rather than by year-end as previously forecast. Production for the fourth quarter of 2007 is expected to average 2,600 boe per day.

Product Prices

Realized Product Prices	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Gas ($/mcf)	5.70	6.41	(11)%	7.16	7.01	2%
Oil ($/bbl)	75.29	70.63	7%	67.19	67.14	0%
Heavy Oil ($/bbl)	44.17	47.94	(8)%	40.64	40.41	1%
NGL ($/bbl)	61.47	56.86	8%	57.27	60.36	(5)%
boe (6:1)	44.85	47.30	(5)%	44.78	44.08	2%
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	6.16	6.06	2%	6.97	6.77	3%
Gas – AECO C Daily Spot ($/mcf)	5.16	5.65	(9)%	6.55	6.40	2%
Oil – WTI Cushing (US$/bbl)	75.38	70.48	7%	66.19	68.22	(3)%
Oil – Edmonton light ($/bbl)	79.95	79.08	1%	72.99	75.53	(3)%
Heavy Oil – Lloydminster blend ($/bbl)	54.19	57.51	(6)%	50.34	52.14	(3)%
US$/Cdn$ exchange rate	0.957	0.892	7%	0.907	0.883	3%

Since the third quarter ended oil prices have changed significantly with WTI increasing to over US$90.00 per barrel up from the third quarter average of US$75.38 per barrel. The dramatic rise in the Canadian dollar versus the US dollar has dampened the increase in Canadian oil prices. Heavy oil prices have also improved but the normal seasonal widening of differentials and somewhat higher blending costs are also reducing the increase. Rock's wellhead heavy oil prices in the fourth quarter are expected to be better than the $34.86 per barrel received last year. Gas prices at AECO started to improve early in the fourth quarter but have since retreated, and like oil, the strengthening Canadian dollar has offset any gains to be had from an increase in US gas prices. Gas prices are likely to remain volatile at these lower levels as the market waits to see how winter weather will materialize and the commodity reacts to changing crude prices. Rock's wellhead gas prices are likely to be lower than the $7.45 per mcf received in the fourth quarter of 2006.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Oil and Gas Revenue	$8,106	$7,023	15%	$24,918	$25,621	(3)%
Other Income	$18	$56	(68)%	$67	$156	(57)%

Increased production has more than offset lower gas and heavy oil prices and resulted in a 15% increase in third quarter 2007 revenues compared to the same period in 2006. Slightly lower production for the nine months ended September 30, 2007 has mainly contributed to lower revenues for the same period in 2006.

Royalties

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Royalties	$1,660	$782	112%	$5,018	$5,429	(8)%
As percentage of oil and gas revenue	20.5%	11.1%	85%	20.1%	21.2%	(5)%
Per boe (6:1)	$9.18	$5.27	74%	$9.02	$9.34	(3)%

Royalties for the quarter ended September 30, 2007 on an absolute, percentage and per boe basis are higher than the same period last year, but consistent with rates for other periods in 2007. Royalties in the third quarter of 2006 benefitted from Alberta Royalty Tax Credit ("ARTC") booked in the quarter. Without the ARTC benefit, royalty rates would have been about 18.4% of revenue in the third quarter of 2006. For the nine months ended September 30, 2007 royalties are lower than the prior period as lower rate heavy oil is a greater percentage of the Company's product mix. Royalty rates for the fourth quarter of 2007 have been forecasted at 22% of oil and gas revenue.

Operating Expense

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Operating expense	$2,153	$1,884	14%	$6,616	$6,518	2%
Transportation costs	85	65	31%	290	225	29%
	$2,238	$1,949	15%	$6,906	$6,743	2%
Per boe (6:1)	$12.38	$13.13	(6)%	$12.41	$11.60	7%

Total operating expenses have increased in the third quarter of 2007 over the same period in 2006 due to higher production however have fallen on a per boe basis. For the nine months ended September 30, 2007 operating expenses are slightly higher than the 2006 period due to higher per boe costs more than offsetting lower production for the period. Heavy oil operating costs for the nine month period of 2007 of $12.63 per boe are up from year ago levels of $12.24 per boe in part due to the extensive workovers that occurred in Edam during the quarter to remediate the gas migration issue. Prior period processing adjustments and workover costs have caused operating costs for

2007 to consistently be in the $12 per boe range and as result we have increased our forecast for fourth quarter operating costs to approximately $12.25 per boe.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Gross	$933	$833	12%	$3,198	$2,820	13%
Per boe (6:1)	$5.16	$5.61	(8)%	$5.75	$4.85	19%
Capitalized	$405	$356	14%	$1,414	$1,232	15%
Per boe (6:1)	$2.24	$2.40	(7)%	$2.54	$2.12	20%
Net	$528	$477	11%	$1,784	$1,588	12%
Per boe (6:1)	$2.92	$3.21	(9)%	$3.21	$2.73	18%

G&A expenses increased on an absolute basis in the third quarter and nine months of 2007 over 2006 levels due an overall higher operating cost environment. Higher production levels in the third quarter of 2007 versus 2006 have caused per boe costs to decrease for this period. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the fourth quarter are expected to increase on an absolute and per boe basis due to costs associated with management changes and year-end costs.

Interest Expense

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Interest expense	$278	$86	223%	$740	$783	(5)%
Per boe (6:1)	$1.54	$0.58	165%	$1.33	$1.35	(1)%

Interest incurred is as a result of bank borrowings. Interest expense has increased in the third quarter of 2007 compared to the prior year period primarily due to higher debt levels.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
D&D expense	$3,106	$2,427	24%	$8,968	$11,282	(20)%
Per boe (6:1)	$16.68	$16.35	2%	$16.12	$19.41	(17)%
Accretion expense	37	33	12%	106	95	12%
Per boe (6:1)	$0.20	$0.22	(9)%	$0.19	$0.16	17%

The depletion and depreciation expense and boe rate for the third quarter of 2007 is higher compared to the same quarter in 2006 due to higher production levels. Depletion and depreciation expense for the nine months ended September 30, 2007 is lower than the prior period primarily due to the lower per boe rate which reflects the low cost reserve additions that occurred later in 2006 and the disposition of higher cost properties in the third quarter of 2006.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken thus reducing future obligations. The ARO obligation did increase during the quarter due to the new wells drilled and for the properties acquired in the Greenbank acquisition.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2007 as the Company and its subsidiaries have estimated resource pools available at September 30, 2007 of approximately $100 million. The Company's future tax liability has been reduced at September 30, 2007 by approximately $3.0 million compared to June 30, 2007 as Greenbank had estimated tax pools in excess of the purchase price at the time of closing.

Funds from Operations and Net Income

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Funds from Operations	$3,397	$3,791	(10)%	$10,454	$11,223	(7)%
Per boe (6:1)	$18.79	$25.54	(26)%	$18.79	$19.31	(3)%
Per share - basic	$0.17	$0.19	(14)%	$0.53	$0.57	(5)%
- diluted	$0.17	$0.19	(14)%	$0.53	$0.57	(5)%
Net Income/(Loss)	$15	$891	(98)%	$271	$(766)	N.A.
Per boe (6:1)	$0.08	$6.00	(99)%	$0.49	$(1.32)	N.A.
Per share - basic	$0.00	$0.05	(100)%	$0.01	$(0.04)	N.A.
- diluted	$0.00	$0.05	(100)%	$0.01	$(0.04)	N.A.
Weighted average shares outstanding						
- basic	19,781,824	19,637,321	1%	19,686,018	19,637,321	0%
- diluted	19,791,450	19,637,321	1%	19,689,385	19,664,805	0%

Funds from operations for the third quarter of 2007 decreased over the prior year period primarily due to higher royalties, operating costs, interest expense and G&A costs, lower well-head prices that were partially offset by higher production. For the nine months ended September 30, 2007 funds from operations have decreased compared to the prior year period primarily due to lower production and higher operating and G&A costs. The Company generated a net income for the three and nine month periods ended September 30, 2007. The reduction in third quarter 2007 net income compared to the third quarter of 2006 is a reflection of lower funds from operations. Lower depletion expense primarily contributed to the improvement in net income for the nine month period ended September 30, 2007 compared to the prior year period. Basic shares outstanding have increased approximately 6.1 million shares at the end of the third quarter of 2007 as the private placement to raise cash for the Greenbank acquisition and the acquisition itself were closed at the end of the quarter.

Capital Expenditures

	3 Months Ended 09/30/07	3 Months Ended 09/30/06	Quarterly Change	9 Months Ended 09/30/07	9 Months Ended 09/30/06	Change
Land	$2,077	$1,315	58%	$3,276	$4,702	(30)%
Seismic	564	483	17%	1,304	954	37%
Drilling and completion	5,550	10,403	(47)%	11,124	19,371	(43)%
Capitalized G&A	405	355	14%	1,414	1,232	15%
Facilities	(77)	175	(144)%	29	246	(88)%
Total operations	$8,519	$12,731	(33)%	$17,147	$26,505	(35)%
Property dispositions	14	(30,874)	N.A.	(9)	(30,874)	(100)%
Acquisitions	24,462	Nil	N.A.	24,462	Nil	N.A.
Well site facilities inventory	(187)	(214)	(13)%	299	41	17%
Office equipment	21	3	537%	839	97	758%
Total	$32,829	$(18,354)	N.A.	$42,738	$(4,229)	N.A.

Spending on operational activities is lower for the third quarter and nine months of 2007 than the prior year periods primarily as drilling operations were reduced. Through the first nine months of 2007 Rock has drilled 10 (9.2 net) fewer wells compared to last year primarily in the Plains heavy oil areas. Activity has been increasing in the West Central area as the previous efforts of our technical staff are now in the execution stage. In Kakwa we participated in a second well (0.38 net) and at Musreau our first down spaced well (0.17 net) with new commingling techniques was drilled. Both wells will be tested in the fourth quarter. Fourth quarter 2007 and first quarter 2008 activities will mainly focus on our winter access only areas and tying in production from recently drilled wells. During the quarter the Company acquired additional acreage in the West Central core area. Acquisition and disposition activities essentially offset each other between 2007 and 2006. In the third quarter last year we sold mature non-core properties for approximately $31 million and in the third quarter this year we purchased Greenbank for approximately $30 million, including the assumption of negative working capital of $5.9 million. Since announcing the acquisition 1 (0.5 net) unsuccessful well was drilled prior to closing and 1 (0.3 net) gas well was drilled subsequent to quarter end which is currently being completed. Office equipment expenditures in 2007 relate mostly to leasehold improvements for the Company's new office space. The Company expects to spend approximately $7.5 million of capital in the fourth quarter of 2007.

Liquidity and Capital Resources

The Greenbank acquisition was closed on September 28, 2007 for total consideration to the shareholders of $24.0 million. The consideration was comprised of $12.1 million cash and 3.1 million Rock shares. The cash portion of the consideration was funded by a $12.1 million private placement which closed the same day. In addition the Company assumed $5.9 million of Greenbank's debt and negative working capital. Rock also incurred $0.5 million of transaction costs to complete the acquisition, which are funded by working capital.

Rock currently projects capital expenditures of approximately $7.5 million and funds from operations of approximately $4.5 million for the fourth quarter. The Company intends to fund capital expenditures in excess of funds from operations through its operating loan facility. The Company has negative working capital (including draws under its operating loan facility) of $26.6 million at the end of the third quarter of 2007 and currently has a $36 million operating loan facility. The projected debt to funds from operations ratio is expected to temporarily increase at the end of the year to 1.7 to 1 based on annualized fourth quarter funds from operations, which is above our target maximum ratio of 1.5 to 1. The increase in the ratio is being driven by higher projected capital spending for the last half of 2007 necessitated by winter access only drilling. This ratio is expected to come down in 2008 to less than 1.5 to 1 in the second half of the year as cash flow will rise with production increases from the acquisition and drilling activities and capital spending is maintained essentially at 2007 levels. In 2008 capital expenditures are forecast to exceed funds from operations by $2 million, resulting in negative working capital peaking at approximately $34 million but ending the year at approximately $31 million.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit available is $36 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's Debt to Funds from Operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by January 31, 2008. As at November 9, 2007 approximately $26.0 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 09/30/07 (unaudited)	3 Months Ended 06/30/07 (unaudited)	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)	3 Months Ended 09/30/06 (unaudited)	3 Months Ended 06/30/06 (unaudited)	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)
Production (boe/d)	1,965	2,036	2,114	2,004	1,613	2,190	2,594	2,120
Oil and gas revenues	$8,106	$8,279	$8,533	$7,535	$7,023	$8,774	$9,824	$11,760
Price realizations ($/boe)	$44.85	$44.66	$44.84	$40.73	$47.30	$44.01	$42.08	$60.29
Royalties ($/boe)	$9.18	$9.23	$8.66	$7.88	$5.27	$8.97	$12.26	$13.67
Operating expense ($/boe)	$12.38	$12.10	$12.75	$13.63	$13.13	$10.55	$11.55	$11.83
Field netback ($/boe)	$23.29	$23.33	$23.43	$19.22	$28.90	$24.49	$18.27	$34.79
Net G&A expense	$528	$530	$726	$890	$477	$462	$649	$528
Stock-based compensation	$207	$241	$267	$295	$308	$305	$280	$257
Funds from operations	$3,397	$3,536	$3,521	$2,644	$3,791	$4,028	$3,404	$6,020
Per share								
- basic	$0.17	$0.18	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31
- diluted	$0.17	$0.18	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31
Net income/(loss)	$15	$(117)	$373	$(119)	$891	$(583)	$(1,074)	$747
Per share								
- basic	$0.00	$(0.01)	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04
- diluted	$0.00	$(0.01)	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04
Capital expenditures	$8,387	$2,552	$7,184	$6,223	$12,520	$4,397	$9,728	$7,768
Working capital	$(26,589)	$(15,268)	$(16,242)	$(12,580)	$(8,990)	$(31,135)	$(30,766)	$(24,442)

Production for the third quarter of 2007 is down slightly to the second and first quarters in part due to the gas migration issue at Edam in our Plains core area reducing heavy oil production by approximately 300 boe per day. Part of this production was restored at the end of the third quarter and additional production is expected to come back on in the fourth quarter. The closing of the Greenbank acquisition is expected to add approximately 500 boe per day of production to the fourth quarter. Tie-in of recently drilled wells in the West Central area are more likely to add production to the first quarter of 2008 rather than the fourth quarter of 2007. The field netbacks over 2007 are almost identical as revenue per boe has been remarkably constant with higher oil prices offsetting lower gas prices. As a result, funds from operations are also virtually the same. G&A expenses decreased in the second and third quarters primarily due to annual bonuses paid in the first quarter. G&A expenses are expected to rise in the fourth quarter due to year-end and management transition costs. Capital expenditures, excluding the Greenbank acquisition, have increased again in the third quarter as drilling operations resumed in both the Plains and West Central core areas. Negative working capital has increased commensurate with the increase in capital expenditures and the assumption of Greenbank's debt.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following: .

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2007 and the next five years are as follows:

	2007	2008	2009	2010	2011	2012
Office lease premises	$352	$989	$929	$854	$828	$552
Demand bank loan	$23,848	-	-	-	-	-

Outstanding Share Data

At the date of this report there are 25,789,118 common shares outstanding and 1,779,212 options to purchase common shares outstanding.

Business Risks

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strenghthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

Announcement on the Alberta Royalty Regime

On October 25, 2007, the Alberta Government released *The New Royalty Framework* ("NRF") which summarizes the government's decision on Alberta's new royalty regime pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane. The NRF was the Alberta government's response to the recommendations recently put forth by the Alberta Royalty Review Panel. The new royalty regime will take effect on January 1, 2009. The Company has reviewed the modifications proposed by the Government of Alberta to its royalty regime and is continuing to assess the impact of the new royalty regime on its operations. While the Company cannot determine the full potential impact of these changes to the royalty rate on its operations at this time, it is able to make the following observations: based on an internal update of the Company's GLJ Petroluem Consultants Ltd. ("GLJ") reserve reports and applying the GLJ October 1, 2007 price forecast the NRF appears to have a negligible impact on Rock's existing reserve base, increasing the 2009 royalty rate by less than 1% which in turn has reduced net operating income by less than 1% when compared to the existing royalty regime. The net present value of the present value of future net revenues for these reserves has increased by about 1% and volumes have remained virtually the same. Based on these results the Company does not expect the NRF to cause a ceiling test write down. The NRF is very sensitive to well productivity and commodity prices and while it does contain a deep gas royalty program the Company's high impact gas plays in the West Central core area maybe negatively impacted if successful as higher royalty rates for these prospects are expected. The Company is reviewing its current inventory of prospects to determine the impact of the NRF on future drilling plans.

ROCK ENERGY INC.
Consolidated Balance Sheets

September 30, 2007 and December 31, 2006
(unaudited)

(all amounts in '000)	September 30, 2007	December 31, 2006
Assets		
Current Assets:		
Accounts receivable	$6,456	$4,753
Prepaid expenses	1,107	532
	7,563	5,285
Property, plant and equipment	143,581	97,229
Accumulated depletion and depreciation	(31,850)	(22,882)
	111,731	74,347
Goodwill	5,748	5,748
	$125,042	$85,380
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$10,306	$6,900
Bank debt (note 2 and 5)	23,846	10,965
	34,152	17,865
Future tax liability	2,374	4,942
Asset retirement obligation (note 2 and 6)	3,099	2,094
Shareholders' Equity:		
Share capital (note 3)	81,329	57,326
Contributed surplus (note 3)	2,305	1,641
Retained earnings	1,783	1,512
	85,417	60,479
	$125,042	$85,380

Commitments (note 8)
Subsequent event (note 9)
See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark, Director
Allen J. Bey, Director

ROCK ENERGY INC.
Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended Sept. 30, 2007**	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2007**	Nine months ended Sept. 30, 2006
Revenues				
Oil and gas revenue	**$8,106**	$7,023	**$24,918**	$25,621
Royalties, net of ARTC	**(1,660)**	(782)	**(5,018)**	(5,429)
Other income	**18**	56	**67**	156
	6,464	6,297	**19,967**	20,348
Expenses:				
Operating	**2,238**	1,949	**6,906**	6,743
General and administrative	**528**	477	**1,784**	1,588
Interest	**278**	86	**740**	783
Stock based compensation (note 4)	**207**	308	**715**	893
Depletion, depreciation and accretion	**3,053**	2,460	**9,074**	11,377
	6,304	5,280	**19,219**	21,384
Income (loss) before income taxes	**160**	1,017	**748**	(1,036)
Taxes				
Capital tax	**23**	(6)	**83**	11
Future taxes (recovery) (note 2 and 7)	**122**	132	**394**	(281)
Net (loss) income and comprehensive income for the period	**15**	891	**271**	(766)
Retained earnings, beginning of period	**1,768**	740	**1,512**	2,397
Retained earnings, end of period	**$1,783**	$1,631	**$1,783**	$1,631
Basic and diluted (loss) earnings per share (note 3)	**$0.00**	$0.05	**$0.01**	$(0.04)

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	Three months ended Sept. 30, 2007	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2007	Nine months ended Sept. 30, 2006
Cash provided by (used in):				
Operating:				
Net income (loss) for the period	$15	$891	$271	$(766)
Add: Non-cash items:				
Depletion, depreciation and accretion	3,053	2,460	9,074	11,377
Stock-based compensation	207	308	715	893
Future taxes (recovery)	122	132	394	(281)
	3,397	3,791	10,454	11,223
Changes in non-cash working capital	593	(899)	(1,286)	1,476
	3,990	2,892	9,168	12,699
Financing:				
Issuance of common shares	12,144	0	12,185	0
Repurchase of stock options	0	0	(51)	0
Bank debt	2,568	(24,180)	7,344	(24,180)
	14,712	(24,180)	19,478	(18,786)
Investing:				
Property, plant and equipment	(8,351)	(12,520)	(18,087)	(26,645)
Disposition of property, plant and equipment	0	30,874	0	30,874
Acquisition of property, plant and equipment (note 2)	(12,644)	0	(12,644)	0
Changes in non-cash working capital	2,293	2,934	2,085	1,713
	(18,702)	21,288	(28,646)	5,942
Increase in cash and cash equivalents	0	0	0	(145)
Cash and cash equivalents, beginning of period	0	0	0	145
Cash and cash equivalents, end of period	$0	$0	$0	$0
Interest and cash taxes paid and received:				
Interest paid	$278	$118	$740	$765
Cash taxes paid	$23	$9	$128	$26

See accompanying notes to unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended September 30, 2007 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the twelve months ended December 31, 2006 except as disclosed in note 2 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the twelve months ended December 31, 2006.

1. Changes In Accounting Policies

As of January 1, 2007 the Company adopted new policies to implement the pronouncements from the Canadian Institute of Chartered Accountants in respect of financial instruments - presentation and disclosures, hedging and other comprehensive income. The new standards require certain financial instruments to be recognized on the balance sheet at their fair value. The application of these policies did not result in changes to amounts reported in the consolidated financial statements as at January 1, 2007 or as at and for the period ended September 30, 2007.

2. Acquisition of Greenbank Energy Ltd.

On July 31, 2007 the Company agreed to acquire a private company by way of a plan of arrangement for cash and shares of the Company. The transaction closed on September 28, 2007 and has been accounted for using the purchase method and the results of operations for the transaction will be included in the Financial Statements beginning in the fourth quarter of 2007.

The purchase price equation is as follows:

Property, plant and equipment	$28,127
Bank debt	(5,537)
Working capital deficiency	(330)
Asset retirement obligation	(761)
Future income tax asset	2,963
	$24,462
Consideration paid:	
Cash from private placement	$12,144
Common shares (3,143,167)	11,818
Transaction costs funded by working capital	500
	$24,462

3. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2006	19,637,321	$57,326
Issued for flow through shares (i)	10,007	41
Issued in private placement	2,998,623	12,144
Issued in acquisition of Greenbank Energy Ltd.	3,143,167	11,818
Issued and outstanding on September 30, 2007	25,789,118	$81,329

(i) In accordance with the Company's stock option plan, options were exercised in exchange for flow through shares of the Company and related expenditures have yet to be renounced.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding for the three month and nine month periods ended September 30, 2007 were:

- Three months ended September 30, 2007: 19,781,824 (September 30, 2006 - 19,637,321) and
- Nine months ended September 30, 2007: 19,686,018 (September 30, 2006 - 19,637,321).

In computing the diluted per share amount for the three and six month periods ended September 30, 2007 the following shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options:

- Three months ended September 30, 2007: 9,626 (September 30, 2006 - nil) and
- Nine months ended September 30, 2007: 3,367 (September 30, 2006 - 27,484).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at September 30, 2007.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Granted	432,366	$4.10
Exercised	(82,485)	$3.49
Cancelled	(17,000)	$4.15
Expired	(320,946)	$3.33
September 30, 2007	1,779,212	$4.00

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$3.15 - $3.90	964,269	$3.29	2.2	168,963	$3.32
$4.00 - $5.11	814,943	$4.83	1.1	420,947	$4.89
	1,779,212	$4.00	1.7	589,910	$4.44

Contributed Surplus:

The contributed surplus as at September 30, 2007 of $2,305 increased $715 for stock based compensation charges for the nine month period ended September 30, 2007.

4. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 427,366 common share options granted during the nine months ended September 30, 2007 was estimated to be $523. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model and the following assumptions.

Risk free interest rate:	6.25%	Expected volatility:	45%
Expected life:	3 year average	Expected dividend yield:	0%

5. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at September 30, 2007 is $36 million. The

facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by January 31, 2008.

6. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at September 30, 2007 at approximately $3,924 (December 31, 2006 - $3,666). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	September 30, 2007	December 31, 2006
Opening balance	$2,094	$2,115
Liabilities incurred during period	899	413
Dispositions		(459)
Accretion	106	129
Actual retirement costs	-	(104)
Closing balance	$3,099	$2,094

7. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 32.50% (September 30, 2006: 34.50%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	September 30, 2007	September 30, 2006
Net income (loss) before taxes	$748	$(1,036)
Statutory income tax rate	32.50%	34.50%
Expected income taxes	243	(357)
Add (deduct):		
Stock-based compensation	232	308
Non-deductible crown charges	-	259
Resource allowance	-	(249)
Change in rate	(183)	(427)
Other	102	185
Provision (recovery) of income taxes	394	(281)

8. Commitments

The company has the following obligations with fixed terms:

	2007	2008	2009	2010	2011	2012
Office lease premises	$352	$989	$929	$854	$828	$552

9. Subsequent Event

On November 1, 2007 Rock issued 88,524 common shares on a flow-through basis at a price of $3.05 per share to the Company's two new management appointments.

File No. 82-34785

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2007

signed "Peter D. Scott"
Peter D. Scott
Vice President and CFO

END